SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For 28 February, 2014

Commission File Number 1-14642

ING Groep N.V.

Bijlmerplein 888

1102 MG Amsterdam

The Netherlands

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

This Report contains a copy of the following:

(1)	The Press Release issued on 28 February 2014.

CORPORATE COMMUNICATIONS

PRESS RELEASE	Amsterdam, 28 February 2014

ING finalises agreement to make Dutch Defined Benefits Pension Fund financially independent

ING announced today that it has finalised the previously announced agreement in principle to make ING’s closed Defined Benefits (DB) Pension Plan in the Netherlands financially independent. The finalisation of the agreement releases ING from all future financial obligations arising out of this plan.

The finalisation follows the acceptance of the agreement by the trade unions (CNV Dienstenbond, FNV Finance and De Unie) and their members, the Central Works Council, the Association of Retired ING Employees (VSI) and by the ING Pension Fund following the positive advice of the Participants Council. The agreement in principle was previously announced on 9 January 2014.

As previously announced, as of the finalisation of the agreement, the Dutch DB Plan has ceased to be accounted for as a defined benefit plan and the Pension Asset related to this plan has accordingly been removed from ING’s balance sheet. The after-tax P&L impact of the agreement is approximately EUR -1.1 billion, compared with the estimated EUR -1.2 billion announced on 9 January 2014. The decrease is mainly due to changes in interest and equity markets which reduced the value of the net pension asset. Of this P&L impact, EUR -0.7 billion has been attributed to ING Bank and EUR -0.4 billion to ING Insurance. The impact of this agreement on the capital ratios of ING Bank and on the IGD ratio of ING Insurance are unchanged from the previous announcement.

The financial impact will be reflected as a special item in ING Group’s First Quarter 2014 results.

Press enquiries	Investor enquiries
Carolien van der Giessen	ING Group Investor Relations
+31 20 5766386	+31 20 57 66396
Carolien.van.der.Giessen@ing.com	Investor.Relations@ing.com

ING PROFILE

ING is a global financial institution of Dutch origin, offering banking, investments, life insurance and retirement services to meet the needs of a broad customer base. Going forward, we will concentrate on our position as an international retail, direct and commercial bank, while creating an optimal base for an independent future for our insurance and investment management operations

IMPORTANT LEGAL INFORMATION

Certain of the statements contained herein are not historical facts, including, without limitation, certain statements made of future expectations and other forward-looking statements that are based on management’s current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. Actual results, performance or events may differ materially from those in such statements due to, without limitation: (1) changes in general economic conditions, in particular economic conditions in ING’s core markets, (2) changes in performance of financial markets, including developing markets, (3) consequences of a potential (partial) break-up of the euro, (4) the implementation of ING’s restructuring plan to separate banking and insurance operations, (5) changes in the availability of, and costs associated with, sources of liquidity such as interbank funding, as well as conditions in the credit markets generally, including changes in borrower and counterparty creditworthiness, (6) the frequency and severity of insured loss events, (7) changes affecting mortality and morbidity levels and trends, (8) changes affecting persistency levels, (9) changes affecting interest rate levels, (10) changes affecting currency exchange rates, (11) changes in investor, customer and policyholder behaviour, (12) changes in general competitive factors, (13) changes in laws and regulations, (14) changes in the policies of governments and/or regulatory authorities, (15) conclusions with regard to purchase accounting assumptions and methodologies, (16) changes in ownership that could affect the future availability to us of net operating loss, net capital and built-in loss carry forwards, (17) changes in credit-ratings, (18) ING’s ability to achieve projected operational synergies and (19) the other risks and uncertainties detailed in the Risk Factors section contained in the most recent annual report of ING Groep N.V. Any forward-looking statements made by or on behalf of ING speak only as of the date they are made, and, ING assumes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or for any other reason. This document does not constitute an offer to sell, or a solicitation of an offer to buy, any securities.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ING Groep N.V.
(Registrant)

By:	/s/ H. van Barneveld
H. van Barneveld
General Manager Group Finance & Control

By:	/s/ C. Blokbergen
C. Blokbergen
Head Legal Department

Dated: 28 February 2014